Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”), dated January 3, 2024 (the “Closing Date”), is entered into by and among (i) Heany Industries, LLC, a Delaware limited liability company (“Buyer”), (ii) Heany Industries, Inc., a New York corporation (“Seller”), (iii) S. Scott Zolnier, the sole shareholder of Seller (“Shareholder,” and together with Seller, the “Seller Parties” and each a “Seller Party”), and (iv) 249 Briarwood Lane LLC, a Delaware limited liability company (“Real Property Buyer”). The parties desire that Seller sell to Buyer, and that Buyer purchase from Seller, substantially all of Seller’s assets, on the terms and subject to the conditions set forth in this Agreement. Shareholder owns all of the issued and outstanding shares of Seller.

In consideration of and in reliance upon the mutual representations, warranties and covenants set forth in this Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

SECTION 1
CERTAIN DEFINITIONS

Certain capitalized terms used in this Agreement and not otherwise defined shall have the meanings set forth in Exhibit A.

SECTION 2
PURCHASE OF PURCHASED ASSETS; ASSUMPTION OF CERTAIN LIABILITIES

2.1        Purchased Assets. Upon the terms and subject to the conditions set forth in this Agreement, Seller hereby sells, conveys, assigns, transfers and delivers to Buyer (and with respect to the Real Property (defined herein), to Real Property Buyer), and Buyer (and with respect to the Real Property, Real Property Buyer) hereby purchases and accepts from Seller, free and clear of all Liens, all of Seller’s right, title and interest in and to Seller’s property, assets and rights, including all such assets that are used in or are useful to Seller’s business of developing, designing, manufacturing, selling and distributing performance coatings and ceramics (the “Business”), tangible and intangible, of every kind and description, wherever located, but excluding the Excluded Assets (the “Purchased Assets”). The Purchased Assets include the assets described below and in the bill of sale and assignment of rights delivered by Seller in connection with this Agreement (the “Bill of Sale”) but exclude the assets described in Section 2.2. The purchase and acceptance of the Purchased Assets does not include the assumption of any Liability of Seller unless expressly assumed by Buyer (or, with respect to the Real Property, by Real Property Buyer) pursuant to Section 2.3. Without limiting the foregoing, the Purchased Assets shall include the following:

(a) all accounts receivable and all notes and other evidences of indebtedness in favor of Seller and rights to receive payments arising out of products sold and services rendered (the “Accounts Receivable”);

(b) any and all inventory, including raw materials, samples, work-in-progress inventory, prepaid inventory, accessories, supplies, spare parts, finished goods and bill of material expense items (including shipping containers, labels and packaging materials), whether in the possession of Seller or in transit to Seller (the “Inventory”);

(c) all Intellectual Property Rights owned by Seller and used or held for use by Seller in the operation of the Business (the “Intellectual Property Assets”);

(d) all sales and purchase orders and ongoing customer Contracts set forth on Schedule 2.1(d) (collectively the “Assumed Contracts”);

(e) (i) to the extent transferrable, all licenses, permits, registrations, certificates of occupancy, Consents and certificates from any Governmental Authority (collectively, “Permits”) issued, directly or indirectly, to Seller, and (ii) all certificates, registrations, accreditations, qualifications and approvals of any independent or accreditation body (collectively, “Certifications”) issued, directly or indirectly, to Seller;

(f) all machinery, equipment, furniture, furnishings, molds, fixtures, tools, dies, vessels, vehicles, computers and other tangible personal property used in or useful to Seller’s conduct of the Business;

(g) all of the books and records of Seller related to the Purchased Assets or the Business, including business records, files, research material, tangible data, documents, payroll and personnel records with respect to the Seller’s employees (to the extent permitted by Law), invoices, customer lists, vendor lists and service provider lists, whether in written or electronic form;

(h) any and all goodwill of Seller;

(i) the Real Property (as defined herein); and

(j) all other assets of Seller used in or useful to its operation of the Business (unless included in the Excluded Assets).

For avoidance of doubt, and notwithstanding anything herein to the contrary,

2.2         Excluded Assets. The following assets of Seller (collectively, the “Excluded Assets”) are excluded from the Purchased Assets and shall remain Seller’s property after Closing:

(a) all cash and cash equivalents;

(b) minute book and stock records;

(c) all rights and interests under, and all assets of, any Benefit Plan;

(d) all records that Seller is required by Applicable Law to retain in its possession;

(e) all Contracts not specifically listed on Schedule 2.1(d), including the Contracts listed on Schedule 2.2 (collectively, the “Excluded Contracts”); and

(g) the assets set forth on Schedule 2.2.

2.3         Liabilities. Seller hereby assigns and transfers to Buyer, and Buyer hereby assumes and will perform, all of Seller’s duties and obligations (collectively, the “Assumed Liabilities”) under:

(a) the current liabilities included in the Adjustment Statement (defined below), which, in regard to accounts payable, shall only include accounts that arose from bona fide transactions in the ordinary course of business that are not delinquent (and are in no event more than 60 days old as of Closing) and that are included in the Adjustment Statement; and

(b) the Assumed Contracts but only to the extent (i) such performance or obligations thereunder (y) accrue or relate solely to the period from and after the Closing Date and (z) are not related to nonperformance, noncompliance or other default by Seller or any other party thereto as of, or prior to, the Closing Date, (ii) the corresponding benefits of such Contracts are validly assigned to, or otherwise received by, Buyer, and (iii) such Contracts were entered into in the ordinary course of business. Except for the Assumed Liabilities, Buyer shall not have any obligation for, or with respect to, any Liabilities of Seller of any nature whatsoever (whether asserted or unasserted, absolute or contingent, liquidated or unliquidated, accrued or unaccrued, whether due or to become due, and whether incurred prior to, on or after the Closing Date) (the “Retained Liabilities”). Without limiting the foregoing and for avoidance of doubt, any Liability arising under any Environmental Law and relating to or arising from Seller, the Business or the Purchased Assets, including, but not limited to, any such Liability relating to or arising from (i) the Real Property or any other real property presently or formerly owned, operated by Seller, (ii) the off-site transportation, disposal or arranging for the off-site disposal of any Hazardous Materials, (iii) the release of Hazardous Materials in, at, on, from or emanating from the Real Property or any other real property presently or formerly owned, operated or leased by Seller, or (iv) the actual or alleged violation of any Environmental Law, shall be a Retained Liability.

2.4         Consideration. The aggregate consideration for the Purchased Assets shall be (i) the assumption by Buyer of the Assumed Liabilities, and (ii) the payment by Buyer of $7,000,000.00, which consideration shall be payable pursuant to this Section 2.4 and subject to adjustment as provided herein (collectively, the “Purchase Price”).

(a)        Closing Payment. Buyer and Real Property Buyer will make the following payments to Seller (the “Closing Payment”): $7,000,000.00 ($1,000,000.00 of which shall be paid by Real Property Buyer as consideration for Real Property Buyer’s the purchase of the Real Property) minus (i) Seller’s estimate of the outstanding Closing Indebtedness and Selling Expenses as of Closing (respectively, the “Estimated Closing Indebtedness” and “Estimated Selling Expenses”), minus (ii) the Indemnity Holdback to be held in escrow by Citizens Bank, N.A. (the “Escrow Agent”) in accordance with the terms of the Escrow Agreement attached hereto as Exhibit B (the “Escrow Agreement”), minus (iii) the Adjustment Holdback to be held in escrow by the Escrow Agent in accordance with the terms of the Escrow Agreement, and plus or minus (iv) the amount by which Seller’s estimate of the Closing Working Capital (the “Estimated Closing Working Capital”) exceeds the Upper Band or is less than the Lower Band, as applicable, all as set forth on Schedule 2.4 (the “Flow of Funds”); provided that a portion of the Closing Payment shall be retained by Buyer as set forth in Section 2.4(c). The portion of the Closing Payment payable directly to Seller will be paid by wire transfer of immediately available funds to an account designated by Seller in the Flow of Funds (the “Seller Account”).

(b)        Payable Indebtedness; Selling Expenses. On the Seller Parties’ behalf, (x) Buyer will pay in full the Estimated Closing Indebtedness, other than any portion of the Estimated Closing Indebtedness pertaining to the Real Property, and Real Property Buyer will pay in full the portion of the Estimated Closing Indebtedness pertaining to the Real Property, all as set forth on Schedule 2.4(b) (collectively, the “Payable Indebtedness”), and (z) Buyer will pay the Estimated Selling Expenses pursuant to the pay-off letters and invoices delivered to Buyer in accordance with Section 7.2(i).

(c)       Holdback Amounts. The following funds will be held by the Escrow Agent in accordance with the terms of the Escrow Agreement: (i) $350,000.00 (the “Adjustment Holdback”), to be used as a non-exclusive source to satisfy the Seller Parties’ obligations with respect to the Post-Closing Adjustment hereunder, and (ii) $300,000.00 (the “Indemnity Holdback”), to be used as a non-exclusive source to satisfy the Seller Parties’ indemnification obligations hereunder.

(d)        Withholding. Buyer (and, with respect to any deductions or withholdings pertaining to the Real Property, Real Property Buyer) shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement any amounts as they may be required to deduct and withhold therefrom under the Code or under any provision of Applicable Law. To the extent such amounts are so deducted and withheld, such deducted and withheld amounts shall be paid over to the appropriate Taxing Authority and shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

2.5         Prorations. Within 60 days after the Closing Date, Buyer will calculate the proration (as of the Closing Date) of rent and other charges due under any expenses that relate to both pre-Closing and post-Closing periods with respect to the Purchased Assets and Assumed Liabilities. Pre-Closing period amounts shall be payable by the Seller Parties and post-Closing period amounts shall be payable by Buyer (or, with respect to the Real Property, by Real Property Buyer). If a prorated amount is payable hereunder by Buyer or Real Property Buyer but otherwise paid by Seller, it shall increase the amount of the current assets calculated pursuant to Section 2.8. If a prorated amount is payable by the Seller Parties but otherwise paid by Buyer or Real Property Buyer, it shall increase the amount of the current liabilities calculated pursuant to Section 2.8. Notwithstanding the foregoing, this Section 2.5 shall apply only with respect to liabilities, charges and expenses that were not otherwise included in the Final Post-Closing Adjustment determined in accordance with Section 2.8.

2.6         Closing Certificate. Prior to Closing, Seller has: (a) estimated in good faith the Estimated Closing Working Capital, the Estimated Closing Indebtedness, and the Estimated Selling Expenses; and (b) delivered to Buyer and Real Property Buyer a certificate (the “Closing Certificate”) setting forth such estimates along with a calculation of the Purchase Price (the “Estimated Purchase Price”). For purposes of the Closing Certificate, the Estimated Closing Working Capital, and the Estimated Closing Indebtedness, were calculated in accordance with GAAP (except as modified by the accounting principles and policies set forth in Schedule 2.6 (the “Accounting Principles and Policies”)) and, with respect to Estimated Closing Working Capital, in a manner consistent with the example set forth on Schedule 2.6 (the “Working Capital Example”).

2.7         Real Property Matters. With respect to the Real Property:

(a) real estate Taxes and assessments (both general and special) that are a Lien but not yet due and payable, shall be prorated between Real Property Buyer and Seller as of the Closing Date based upon the Taxes and assessments shown on the last available tax duplicate and such proration shall be final;

(b) Real Property Buyer and Seller shall each pay 50% of the title insurance company escrow fee;

(c) Seller shall pay all fees and expenses for all utilities provided to the Real Property through the Closing Date;

(d) Real Property Buyer shall pay the cost of recording the warranty deed and the cost of issuance of the title commitment, owner’s title insurance policy and any loan title insurance policy and any endorsements thereto; and

(e) Seller shall pay the cost of recording all releases, satisfactions and termination statements associated with mortgages, liens or other Seller financing instruments and all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees.

2.8          Post-Closing Adjustment.

(a)        Adjustment Statement; Post-Closing Adjustment. Within 90 days after the Closing Date, Buyer, on behalf of itself and Real Property Buyer, will prepare an adjustment statement setting forth the amount of the Closing Working Capital, the Closing Indebtedness, and the Selling Expenses (the “Adjustment Statement”), and Buyer’s written calculation of the Purchase Price and the adjustment necessary to reconcile the Estimated Purchase Price to the Purchase Price (the “Post-Closing Adjustment”). Furthermore, the value of the Inventory included in the calculation of the Closing Working Capital set forth in the Adjustment Statement and the Final Adjustment Statement (as hereinafter defined) shall be determined based upon a physical count performed by Buyer (or its representatives) and observed and approved by the Seller Parties (or their representatives). The Seller Parties shall cooperate fully with Buyer in the preparation of the Adjustment Statement. No later than the 30th day after Seller’s receipt of the Adjustment Statement, Seller shall notify Buyer in writing of any objections to the Adjustment Statement or the Post-Closing Adjustment and the specific changes or adjustments which Seller claims are required to be made thereto in order to conform the same to the terms of this Section 2.8. If Buyer and Seller cannot resolve Seller’s objections within 30 days thereafter, then they shall jointly select a regionally recognized independent public accounting firm (the “Independent Accountants”). The Independent Accountants shall determine and report in writing to Buyer and Seller as to the resolution of all disputed matters submitted to the Independent Accountants and the effect of such determinations on the Adjustment Statement and the Post-Closing Adjustment within 20 days after such submission, and such determinations (the “Final Post-Closing Adjustment”) shall be final, binding and conclusive as to Buyer, Real Property Buyer, the Seller Parties, and their respective Affiliates, absent manifest error. Each party shall cooperate with, and make available to, the other parties, their respective representatives and the Independent Accountants all records, data and working papers to the extent necessary to review the Adjustment Statement. In resolving any dispute, the Independent Accountants shall: (i) choose one of the party’s positions with respect to the aggregate of items that are in dispute; and (ii) not modify any items that are not disputed by the parties. The fees and disbursements of the Independent Accountants shall be borne by the party (i.e., Buyer, on the one hand, or the Seller Parties on a joint and several basis, on the other hand) whose position is not accepted by the Independent Accountants.

(b)        Adjustment of Purchase Price. The Adjustment Statement and the Post-Closing Adjustment shall become the “Final Adjustment Statement” and the “Final Post-Closing Adjustment,” respectively, and as such shall become final, binding and conclusive upon the parties hereto for all purposes of this Agreement upon the earliest to occur of the following: (i) the mutual acceptance by Purchaser and Seller of the Adjustment Statement and the Post-Closing Adjustment, respectively, with such changes or adjustments thereto, if any, as may be proposed by Seller and consented to by Purchaser; (ii) the expiration of thirty (30) days after Seller’s receipt of the Adjustment Statement and the Post-Closing Adjustment, respectively, without timely written objection thereto by Seller in accordance with Section 2.8(a); or (iii) the delivery to Purchaser and Seller by the Independent Accountants of the report of their determination of all disputed matters submitted to them pursuant to Section 2.8(a). If the Purchase Price as finally determined in accordance with Section 2.8(a) is less than the Estimated Purchase Price, then Buyer shall receive the amount of the Final Post-Closing Adjustment from the Adjustment Holdback and the remainder of the Adjustment Holdback shall be paid to Seller by means of a wire transfer of immediately available funds to the Seller Account within five Business Days; provided, that if the amount of such Final Post-Closing Adjustment exceeds the Adjustment Holdback, within five Business Days of the final determination of the Final Post-Closing Adjustment, the Seller Parties, on a joint and several basis, shall pay the Final Post-Closing Adjustment to Buyer via wire transfer of immediately available funds to an account designated by Buyer in writing. Buyer and Seller shall deliver a Joint Direction (as defined in the Escrow Agreement) instructing the Escrow Agent to make any payments from the Adjustment Holdback contemplated by this Section 2.8(b). If the Purchase Price is greater than the Estimated Purchase Price, then within five Business Days of the final determination of the Final Post-Closing Adjustment, Buyer shall pay the Final Post-Closing Adjustment to Seller by means of a wire transfer of immediately available funds to the Seller Account. Any post-Closing payment by Buyer or the Seller Parties under this Agreement, including pursuant to this Section 2.8, shall be treated as an adjustment to the Purchase Price, unless a contrary treatment is required by Applicable Law.

2.9        Allocation of Purchase Price among Purchased Assets. The parties agree that: (a) the Assumed Liabilities; and (b) the Closing Payment, as adjusted, shall be allocated, for Tax purposes, among the Purchased Assets in a manner consistent with the provisions of Code §1060 and the methodology set forth on Schedule 2.9 (the “Allocation Schedule”). After Closing, Buyer will prepare such an allocation (the “Allocation”) consistent with the Allocation Schedule and will deliver the Allocation to Seller for the preparation of the Seller Parties’ federal (and, as applicable, state, local, or foreign) income Tax Returns. Notwithstanding the foregoing, the amount allocated to tangible personal property shall be determined at the time of Closing, such that New York State sales tax thereon is timely remitted and the allocation to the purchase of the Real Property shall be one million dollars ($1,000,000). Any adjustments to the amount of the Assumed Liabilities or the Closing Payment after the Allocation is otherwise final shall be allocated in a manner consistent with the Allocation Schedule. The parties shall, and shall cause their Affiliates to, file all Tax Returns in a manner consistent with the Allocation and other provisions of this Section 2.9, and the parties shall not, and shall cause their Affiliates not to, take a contrary position in any audit, investigation, or other Proceeding with a Taxing Authority unless required pursuant to a determination (as defined in Code §1313(a)).

SECTION 3
CLOSING

3.1        Closing. Subject to the terms and conditions of this Agreement, the closing of the Transactions (“Closing”) shall take place remotely via the exchange of documents and signatures on the Closing Date. Strictly for purposes of the financial effects of the Transactions, including for Tax purposes, Closing shall be deemed to have occurred at 12:01 a.m. Eastern Time on January 2, 2024. For all other purposes, including passage of title and risk of loss, the effective time shall be at Closing. The sale and other transfers and deliveries described herein shall be mutually interdependent and regarded as occurring simultaneously as of Closing, and, unless a particular transfer or delivery is waived by the party entitled to the benefit of such sale, transfer or delivery, no sale, transfer or delivery shall become effective unless and until all the other sales, transfers and deliveries provided for herein have also been consummated.

SECTION 4
REPRESENTATIONS AND WARRANTIES OF BUYER AND REAL PROPERTY BUYER

Each of Buyer and Real Property Buyer represents and warrants to the Seller Parties that the statements contained in this Section 4 are true, complete and correct.

4.1        Organization of Buyer; Authority. Each of Buyer and Real Property Buyer: (a) is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware; (b) has full power and authority to execute, deliver and perform its obligations under this Agreement and each of the Transaction Documents to be executed and delivered by it in connection herewith, and such execution, delivery and performance by Buyer and Real Property Buyer has been approved by all necessary action, corporate or otherwise; and (c) has duly executed and delivered this Agreement and each of the Transaction Documents to be executed and delivered by it in connection herewith, and each constitutes Buyer’s and Real Property Buyer’s legal, valid and binding obligation, enforceable against Buyer or Real Property Buyer, as the case may be, in accordance with its respective terms, except as enforceability may be limited by bankruptcy, similar laws relating to debtor relief and general principles of equity (the “Enforceability Exceptions”).

4.2        No Conflicts. The execution, delivery and performance by each of Buyer and Real Property Buyer of this Agreement and each other agreement delivered in connection herewith to which it is a party, does not: (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of formation or operating agreement (or other comparable constitutive documents) of Buyer or Real Property Buyer, respectively; (b) conflict with or result in a violation or breach of any term or provision of any Applicable Law or Order applicable to Buyer or Real Property Buyer, respectively, or any of their respective assets; (c) require the consent, notice, declaration, or filing with or other action by any Person or require any permit, license, or Order; or (d) result in a violation or breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any of the terms, conditions or provisions of any agreement or other instrument or obligation to which Buyer or Real Property Buyer, as the case may be, is a party or by which Buyer or Real Property Buyer, as the case may be, or any of their respective properties or assets may be bound.

4.3        Litigation. There is no Proceeding pending against, or to the knowledge of Buyer or Real Property Buyer, threatened against or affecting, Buyer or Real Property Buyer that in any matter challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

4.4       Independent Investigation. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer will rely solely upon its own investigation and the express representations and warranties of Seller and the Shareholder set forth in this Agreement (including related portions of the Schedules) or any certificate, instrument or agreement contemplated hereby to which Seller or Shareholder is a party and accuracy of the documents to be provided by Seller and Shareholder during the due diligence period; and (b) neither Seller, nor Shareholder, nor any other Person has made any representation or warranty as to Seller, the Shareholder, the Business, the Purchased Assets or this Agreement, except as expressly set forth in this Agreement (and within the related portions of the Disclosure Schedules) or any certificate, instrument or agreement contemplated hereby to which Seller or any Shareholder is a party.

SECTION 5
REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

The Seller Parties jointly and severally represent and warrant to Buyer and Real Property Buyer that the statements contained in this Section 5 are true, complete and correct, except as set forth in the disclosure schedules delivered herewith (the “Schedules”). The Schedules shall not be deemed adequate to disclose an exception to a representation or warranty unless the applicable Schedule identifies the exception with particularity and describes the relevant facts in detail.

5.1        Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Schedule 5.1 lists each of the jurisdictions (and under what trade name(s), as applicable) where Seller: (a) is qualified or licensed as a foreign entity; (b) currently does, or has in the last three years done, business; and/or (c) has filed a trade name (or dba) registration. In connection with its conduct of the Business, Seller is duly qualified to conduct business and is in good standing in each jurisdiction in which either the ownership of its properties or the nature of its activities requires it to be so qualified. The Seller Parties have made available to Buyer correct and complete copies of Seller’s charter documents and any other Contracts affecting its governance, all as in effect on the Closing Date.

5.2        Power and Authority. Seller has full corporate power and authority to carry on the Business as it has been and is currently conducted. Seller has full corporate power and authority and, Shareholder has full power, authority and capacity to execute, deliver and perform such Seller Party’s respective obligations under this Agreement and each of the Transaction Documents to be executed and delivered respectively by each in connection herewith, and such execution, delivery and performance by the Seller Parties has been approved by all necessary organizational action. Each Seller Party has duly executed and delivered this Agreement and each of the Transaction Documents to be executed and delivered respectively by each in connection herewith, and each constitutes the legal, valid and binding obligation of the applicable Seller Party, enforceable against each of them in accordance with its respective terms, except as enforceability may be limited by the Enforceability Exceptions.

5.3        No Conflicts; Consents. The execution, delivery and performance of this Agreement and the Transaction Documents in connection herewith by each Seller Party does not and will not: (a) conflict with or violate any Applicable Law or any Order to which any Seller Party is subject; (b) violate or conflict with the provisions of Seller’s charter documents; (c), except as set forth on Schedule 5.3, result in the breach of, constitute a default under, or give to any Person any rights of termination, amendment, acceleration or cancellation of any Contract to which any Seller Party is a party or by which any of their assets are bound; (d) result in the creation of any Lien on any of the Purchased Assets; or (e) constitute an event which, after notice or lapse of time or both, could result in any of the foregoing. Except as set forth on Schedule 5.3, no Seller Party needs to obtain any Consent, Order or Permit of, or make any declaration, registration or filing with, or notification to, any Person in order for the parties to consummate the Transactions.

5.4        Capitalization. Shareholder owns all of the issued and outstanding securities of Seller, free and clear of all Liens. There is no irrevocable proxy, voting trust or similar Contract with respect to the exercise of the voting power of Shareholder.

5.5        Books and Records. Seller’s books of account, financial statements, asset ledgers and other records, all of which have been made available to Buyer and Real Property Buyer, are complete and correct in all material respects. Seller’s books of account accurately reflect all of Seller’s assets and liabilities in accordance with normal accrual accounting practices. The financial statements provided present fairly in all material respects the financial position of the Business as of the dates indicated and the results of operations for the periods then ended, including all revenue and expenses of the Business.

5.6        Financial Statements. Attached as Schedule 5.6 are true, correct and complete copies of the (a) the reviewed financial statements of Seller as of and for the fiscal years ended December 31, 2021 and December 31, 2022 prepared by Seller’s external accountants (the “Annual Financial Statements”), and (b) the internally prepared, unaudited financial statements of Seller as of and for the ten (10) month period ended October 31, 2023 (the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP, consistently applied, without modification of the accounting principles used in the preparation thereof throughout the periods presented, except with respect to the Interim Financial Statements for (i) the absence of normal disclosures made in footnotes and (ii) normal year-end adjustments which are not material, individually or in the aggregate. The Financial Statements present fairly the financial position of Seller as of the dates indicated and the results of operations for the periods then ended. The Financial Statements are consistent in all material respects with the books and records of Seller (which books and records are true and complete in all material respects). The unaudited balance sheet of Seller as of October 31, 2023 and included in the Interim Financial Statements is herein referred to as the “Acquisition Balance Sheet.”

5.7         Assets.

(a)        Title. Except as set forth on Schedule 5.7, (i) the Purchased Assets are owned by Seller free and clear of all Liens, and (ii) there exists no condition affecting the title to or use of any part of the Purchased Assets which would prevent Buyer or Real Property Buyer from using or enforcing its respective rights with respect to any part of the Purchased Assets to the same extent that Seller could continue to do so if the transactions contemplated hereby did not take place.

(b)        Condition; Possession. All of the tangible assets included in the Purchased Assets (i) are in good operating condition, normal wear and tear excepted, and neither require, nor are reasonably expected to require, any special or extraordinary expenditures to remain in such condition beyond maintenance and repairs necessary in the ordinary course of business, (ii) are capable of being used for their intended purpose in connection with the Business, and (iii) are in the possession of Seller and located at the Real Property.

(c)        Sufficiency of Assets. The Purchased Assets include all of the operating assets of Seller and constitute all of the assets, tangible and intangible, of any nature whatsoever, (a) necessary to operate the Business in the manner presently operated by Seller, except for the Excluded Assets, and (b) pertaining to technology, processes, plans, and other items under development for use in such Business.

5.8         Recent Events. Since December 31, 2022, (a) the Business has been operated in the ordinary course of business; (b) Seller has used its best efforts to preserve and advance its operations; (c) Seller’s relations with its customers and suppliers have been carried on in a manner designed to preserve Seller’s goodwill; (d) Seller has not (i) engaged in any activity that could reasonably be expected to result in a reduction, temporary or otherwise, in the demand for, or an increase in the cancellation of products or services sold or offered by Seller following the Closing Date, including sales on terms or at prices outside the ordinary course of business, (ii) accelerated the receipt of accounts receivable or engaged in any other activity with customers that has or could reasonably be expected to have the effect of accelerating to pre-Closing periods sales or accounts receivable that would otherwise be expected to be made or collected in post-Closing periods, (iii) conducted its cash management practices other than in the ordinary course of business (including with respect to collection of accounts receivable, payment of accounts payable and accrued expenses, pricing and credit practices and operation of cash management practices generally), or (iv) conducted its inventory purchasing or management practices other than in the ordinary course of business; and (e) there has not been, and no event has occurred or circumstance exists that could reasonably be expected to result in, any Material Adverse Change.

5.9         Compliance with Laws.

(a)         Seller and each good and service manufactured by Seller (collectively, the “Goods and Services”) has complied and is currently in compliance with all Applicable Law (including the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and the Families First Coronavirus Response Act), and no event has occurred or circumstance exists that could give rise to, or serve as a basis for, a notice, claim, charge or complaint regarding noncompliance against the Business. No Seller Party has received any notices, claims, charges and/or complaints in the past five years alleging any noncompliance with Applicable Law. Neither Seller nor any of its managers, officers, directors or Service Providers is or in the past five years has been under: (i) any administrative, civil or criminal indictment or investigation by any Governmental Authority, or (ii) any audit by any Governmental Authority, in either case with respect to any alleged irregularity, misstatement, act or omission arising under or relating to any government contract. In the past five years, no Seller Party has (y) been suspended or debarred from doing business with any Governmental Authority, or (z) conducted or initiated any internal investigation or made a voluntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to a government contract.

(b)        On April 5, 2020, Seller received the First PPP Loan. On January 22, 2021, Seller received the Second PPP Loan. The full amount of each PPP Loan has been forgiven by the U.S. Small Business Administration or repaid prior to Closing.

5.10      Permits and Certifications. The Permits and Certifications included in the Purchased Assets (each, as applicable, a “Seller Permit” or a “Seller Certification”) constitute all Permits that are required under Applicable Law with respect to the operation of the Business as conducted or as contemplated to be conducted and all Certifications that are required to service customers or are required to operate the Business as conducted or as contemplated to be conducted. Seller is, and has at all times been, in compliance with all Seller Permits and Seller Certifications. Each Seller Permit and each Seller Certification is listed on Schedule 5.10, and, except as noted on such Schedule, no individual Service Provider is the holder of any such Seller Permit or Seller Certification. In the past five years, no Seller Party has received any notice from any Person alleging any noncompliance with any Seller Permit or Seller Certification. Each Seller Permit and each Seller Certification is valid and in full force and effect, and none of such Seller Certifications or Seller Permits will lapse, terminate, expire or otherwise be impaired (as they relate to the right or authorization of Seller) as a result of the consummation of the Transactions.

5.11        Litigation. There is currently no, and in the past five years there has been no, Proceeding or claim of any kind whatsoever, at law or in equity, pending or threatened by or against Seller or that would prohibit the Seller Parties from consummating the Transactions. No Seller Party is a party to, or subject to, any Order.

5.12        Taxes. The Seller Parties have paid, or made adequate reserves for the payment of, all taxes related to Seller’s properties, business or income that are due or have been levied, and there are no assessed Tax deficiencies against any Seller Party or any basis upon which any additional Taxes related to Seller’s properties, business or income could be assessed. No examination, audit, claim or other Proceeding respecting any Seller Party’s Tax Returns or Tax liability has occurred, is in progress, or is being proposed or threatened. All Taxes that Seller is or was required to withhold or collect (including sales taxes) have been withheld or collected and, to the extent required, have been paid to the proper Governmental Authority. There are no Liens for unpaid Taxes on Seller’s assets.

5.13       Customers and Suppliers. Seller has good commercial working relationships with all customers and suppliers of the Business. None of Seller’s suppliers or customers of services, supplies or products has notified Seller that it intends to terminate or otherwise substantially modify its relationship with Seller. Seller has not experienced, and there do not exist, any material quality control or similar problems with the products currently being supplied or on order from suppliers of the Business.

5.14        Affiliate Relationships. Except as set forth on Schedule 5.14, neither Shareholder nor any Service Provider, or a manager, officer or director of Seller, nor any of their respective Affiliates: (a) has, or during the last five fiscal years has had, any direct or indirect interest (i) in, or is or during the last five fiscal years was, a director, manager, officer or employee of, any Person that is a client, customer, supplier, lessor, lessee, debtor, creditor or competitor of Seller or (ii) in any material property, asset or right that is owned or used by Seller in the Business; or (b) is a party to any Contract or transaction with Seller, other than their right to receive compensation and employee benefits in the ordinary course of business.

5.15        Certain Business Relationships. Neither Seller nor any Person acting on Seller’s behalf has directly or indirectly given or agreed to give any gift or similar benefit to any Person who is in a position to help or hinder the Business which: (a) might subject Seller to any damage or penalty in any Proceeding; (b) if not given in the past, might have resulted in a Material Adverse Change; or (c) if not continued in the future, might constitute a Material Adverse Change.

5.16        Intellectual Property.

(a)        Schedule 5.16(a) lists (i) all Intellectual Property Assets that are subject to any issuance, registration, or application by or with any Governmental Authority or authorized private registrar in any jurisdiction (the “Intellectual Property Registrations”), and (ii) all unregistered trademarks included in the Intellectual Property Assets. All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing.

(b)        Seller (i) exclusively owns and possesses all right, title and interest in and to all Intellectual Property Assets, free and clear of all Liens, and (ii) has the right to use pursuant to a valid and enforceable written agreement free and clear of all Liens all other Intellectual Property Rights as necessary for the conduct of the Business. The Intellectual Property Assets are valid, enforceable and subsisting. The Intellectual Property Assets constitute all of the Intellectual Property Rights necessary to the conduct of the Business.

(c)        Neither Seller nor the conduct of the Business has interfered with, violated, infringed upon or misappropriated any Intellectual Property Rights of any other Person. Except as set forth on Schedule 5.16(c), there is no, and has not been, any opposition, cancellation, Order or Proceeding against Seller concerning the ownership, use, validity, scope, registrability, enforceability, infringement, misappropriation, violation or licensed right to use any Intellectual Property Assets, and Seller has not received any written notice of the same. No Person has infringed, misappropriated, or otherwise violated any Intellectual Property Assets.

(d)        Seller has taken all necessary actions to protect, preserve and maintain the Intellectual Property Assets. All Service Providers who have had access to, or who have contributed to the creation of, any of the Intellectual Property Assets, have entered into confidentiality and/or proprietary invention rights agreements with Seller. Seller has taken all commercially reasonable steps to safeguard the internal and external integrity of its servers, software, hardware systems, websites, databases, circuits, networks and other computer and telecommunication assets and equipment owned or used by or for Seller and the data contained therein. To Seller’s Knowledge Seller has not experienced any incident in which any Personal Data maintained, owned, transmitted or otherwise possessed by Seller was stolen, lost, damaged or improperly accessed or the subject of a breach or other incident that has required, or which Seller determined does or will require, notice thereof to any Person under any Applicable Law or its internal policies.

5.17        Contracts. Schedule 5.17 contains a complete and accurate list, arranged by subsection in accordance with the definition of “Material Contracts” in Exhibit A hereto, of all of the Material Contracts to which Seller is a party or pursuant to which any Purchased Assets are bound. The Seller Parties have provided to Buyer and Real Property Buyer correct and complete copies of each Material Contract and each Assumed Contract. With respect to each Material Contract and Assumed Contract and any open purchase orders thereunder: (a) such Contract is in full force and effect and is valid and enforceable against Seller and the other parties thereto; (b) such Contract will not be terminated as a result of this Agreement; (c) Seller is not in default under such Contract and no event has occurred which, with notice or the passage of time or both, would constitute such a default; and (d) To Seller’s Knowledge no other party is in default under such Contract. No such Contract (i) is premised on Seller having “8(a) status”, “small business status”, “small disadvantaged business status”, “protégé status”, “women-owned status” (as those terms are used in the Federal Acquisition Regulation or Small Business Association regulations) or other preferential status, or (ii) was awarded with reliance on preferential treatment of any kind based on Seller’s size or ownership.

5.18        Product Warranty and Liability. In the past five years, there have been no product or service warranty claims made against Seller alleging that any Goods and Services are defective or improperly designed, and no such claims are currently pending or threatened against Seller. There are no presently pending or threatened investigations or demand letters relating to any alleged hazard or alleged defect, failure to warn, or alleged breach of express or implied warranty or representation relating to any Goods and Services. Schedule 5.18 includes true and complete copies of the standard terms and conditions of sale for Seller. Except for conditions or warranties contained in the standard terms and conditions or as otherwise set forth on Schedule 5.18, Seller has not given a condition or warranty or made a representation in respect of any Goods and Services. Each Good and Service has been in conformity with all applicable contractual commitments and all express and implied warranties. Seller does not have any Liability (and there is no basis for any Proceeding against Seller giving rise to any Liability) for any Goods and Services. The Goods and Services have never been subject to a recall and there has not been any failure by Seller to warn, test, inspect or instruct of dangers that could form the basis for a recall.

5.19        Employee Benefits. Schedule 5.19 lists each Benefit Plan maintained by Seller or to which Seller contributes (or within the preceding six years has contributed), or with respect to which any of the foregoing parties has any Liability. With respect to each such Benefit Plan: (i) it has been operated in compliance in all material respects with its terms and all Applicable Law, (ii) all contributions required under the terms of such Benefit Plan or Applicable Law have been timely made or accrued for by Seller, and (iii) Seller has retained the right to unilaterally amend or terminate such Benefit Plan to the fullest extent permitted by Applicable Law. No Benefit Plan or related obligation is required to be transferred or assigned to Buyer by operation of law or otherwise.

5.20        Employment Matters. Schedule 5.20 contains a list of the name of each Service Provider as of the Closing Date, together with such Person’s: (a) employer; (b) position; (c) annual base compensation; (d) accrued vacations and vacation pay, holiday pay and sick pay (accrued and total); and (e) incentive, commission or bonus arrangement (accrued and total).  Except for confidentiality agreements signed with Seller, no Service Provider is bound by a nondisclosure or noncompetition covenant that restricts or affects (or will restrict or affect) such Service Provider’s employment with or engagement by Buyer or its Affiliate after the Closing Date.  All Service Providers may be terminated at any time with or without cause without the payment of severance or other Liability.  Seller is not and has not been a party to any collective bargaining or other similar labor Contract.  There is not now existing or threatened and has not previously been any in regard to the Business (i) strike, slowdown, picketing, work stoppage or employee grievance process, or (ii) application for certification of a collective bargaining agent for any Service Provider.  All Service Providers are legally authorized to work in the United States. Seller has completed and maintains in its files Forms I-9 with respect to each of its employees. The qualifications for employment of each current and former employee of Seller have been reviewed and confirmed by Seller using the U.S. Citizenship and Immigration Services’ E-Verify Program.  Seller has properly classified all of its Service Providers for all compensation and benefit purposes and for all Applicable Law.

5.21        Inventory. The Inventory is: (a) free of material defect; (b) merchantable and of a quality and quantity usable and salable in the ordinary course of business; (c) not excessive in the present circumstances of the Business; and (d) priced at the lower of cost or market value. All items included in the Inventory are the property of Seller, are not held by Seller on consignment from others and are otherwise free and clear of any Lien.

5.22       Accounts Receivable; Accounts Payable. All of the Accounts Receivable arose in the ordinary course of business, To Seller’s Knowledge are not subject to defenses, offsets or counterclaims and reflect goods actually sold and delivered or services rendered in the ordinary course of business. None of the Accounts Receivable are obligations of Shareholder or any Service Provider, or a manager, officer, or director of Seller, or any of their respective Affiliates. None of the Accounts Receivable represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement. The Accounts Receivable are current and collectible in accordance with the terms thereof and at the full face-amount thereof and will be collected in full, without any set-off, within 90 days of the Closing Date. The accounts payable that are included in the Assumed Liabilities arose from bona fide transactions in the ordinary course of business, and all such accounts payable have either been paid or are not yet payable in the ordinary course of business.

5.23       Insurance. All of Seller’s insurance policies are in full force and effect, have been obtained in compliance with all legal and applicable insurance company requirements, and Seller is not in default with respect to its obligations under such policies. Seller has been covered for at least the past five years through the Closing Date by insurance in scope and amount customary and reasonable in its industry. There are no pending claims against Seller for product liability or property or other damage under any insurance policy heretofore or presently issued to Seller, or any claims as to which coverage has been questioned, denied, or disputed by the insurer or in respect of which the insurer has reserved its rights. Seller does not have any self-insurance arrangements.

5.24        Real Property. Seller possesses and has good, marketable and insurable fee simple title to the real property located at 249 Briarwood Lane, Scottsville, New York 14546, including all buildings, fixtures, improvements thereon, and all easements, rights, privileges and appurtenances thereunto belonging (the “Real Property”), free and clear of any rights-of-way and Liens. Schedule 5.24 hereof sets forth the complete legal description of the Real Property. The Real Property comprises all real property interests used in the conduct of the Business as currently conducted. Seller has not entered into any leases, subleases, licenses or granted any rights of first refusal, rights of reverter, options to purchase or rights of occupancy with respect to the Real Property. Each of the buildings, structures, improvements and systems (including, without limitation, the roof, heating, ventilating, air conditioning, plumbing, electrical and drainage systems) situated or located on the Real Property is in good condition and repair, contains no material structural defects and is in a condition sufficient for Seller to conduct its operations as currently conducted and as is contemplated to be conducted by Seller. None of the buildings, structures or improvements situated on the Real Property, during the period of time during which such Real Property has been owned by Seller, has been damaged by fire or other casualty, except for such damage as has been fully repaired and restored. To Seller’s Knowledge, each of the buildings, structures and improvements situated on the Real Property are located within the required set back, side yard and other conditions and requirements imposed by applicable Law with respect to such buildings, structures and improvements. All of the streets, roads and avenues adjoining or adjacent to the Real Property are publicly owned and maintained without assessment or charge to Seller. Seller has not received any written notice that the whole or any portion of the Real Property has been condemned, requisitioned, or otherwise taken by any public authority and to Seller’s Knowledge, no such condemnation, requisition, or taking is threatened or contemplated. There are no public improvements proposed or in progress that will result in special assessments against or otherwise adversely affect any of the Real Property. Seller has not been notified in writing of future improvements by any public authority, any part of the cost of which would or might be asserted against Seller. To Seller’s Knowledge, the Real Property is in compliance with all applicable Laws. The zoning of each parcel of the Real Property permits the existing improvements and uses of Seller, subject to no variances, conditional use permits or other special use restrictions. All improvements performed on the Real Property at the request of Seller within the last one hundred eighty (180) days have been paid for in full or will be paid in full and discharged by the Closing Date.

5.25        Environmental. Except as set forth on Schedule 5.25.1:

(a)  (i) Seller is and at all times has been in compliance with all applicable Environmental Laws, and (ii) without limiting the foregoing, Seller: (x) has timely obtained, and is and has been in compliance with, all Permits required under Environmental Law for the ownership, operation or use of the Real Property, the Business or the Purchased Assets; and (y) Seller is in material compliance with the terms and conditions of all such Permits, and has prepared and timely filed with the appropriate jurisdictions all reports, data, documentation and filings required pursuant to any Environmental Law;

(b)  there has been no generation, Treatment, Storage, Disposal or transport of any Hazardous Material, regardless of quantity, at, on, under, or from the Real Property or any other facility or property owned, occupied, or used by Seller now or in the past;

(c)  there are currently no, and To Seller’s Knowledge, there have not been any, asbestos- or urea formaldehyde-containing materials incorporated into or used on the buildings or any improvements that are a part of the Real Property or into other assets of Seller;

(d)  there are no electrical transformers, capacitors, fluorescent light fixtures with ballasts, or other equipment containing polychlorinated biphenyls on the Real Property;

(e)  all Hazardous Materials not in current, usable inventory have been removed from the Real Property and disposed of in compliance with all Environmental Laws;

(f)  To Seller’s Knowledge, Seller has not sent any Hazardous Material to a site that, pursuant to any Environmental Law: (i) has been placed or proposed for placement on the National Priorities List or any similar state list, or (ii) is subject to or the source of an Order, demand or request from a Governmental Authority to take any Removal, Remedial or Response action or to pay for the costs of any such action at any location;

(g)  in the past seven (7) years, no Seller Party has received any notice, Order, demand, inquiry, summons, complaint, claim, directive, warning, request for information, notice of violation or other communication from any Governmental Authority, citizens’ group, employee or other Person claiming that Seller or the Business is or may be liable for: (i) any actual, alleged or threatened violation of or noncompliance with any Environmental Law; (ii) any actual or alleged obligation to undertake or bear the cost of any Liabilities under any Environmental Law with respect to the Real Property or any other facility or property owned, occupied, or used by Seller, now or in the past, or any property or facility at or to which any Hazardous Material generated, manufactured, Stored, handled, imported, used or processed by Seller has been transported, Treated, Stored, transferred, Disposed, recycled or received; or (iii) any personal injury or property damage related to any Release, Treatment, Storage or Disposal of, or exposure to, any Hazardous Material;

(h)  there are no underground storage tanks or related piping, landfills, surface impoundments, sumps, septic systems, waste disposal areas, wastewater treatment systems, radioactive materials, underground injection wells or monitoring wells located on, under or at the Real Property, or To Seller’s Knowledge, any other facility or property owned, occupied, or used by Seller, now or in the past, nor To Seller’s Knowledge have any such structures or materials been removed from the Real Property or any other facility or property owned, occupied, or used by Seller in the past;

(i)  there has been no Release or Disposal of any Hazardous Material at, on, under or from the Real Property or any other facility or property owned, occupied, or used by Seller, now or in the past;

(j)  the Real Property is not, and is not reasonably expected to be, subject to any Lien, environmental covenant, engineering or institutional control, activity and use limitation or other restriction, nor is Seller subject to any pending or existing Order, action, proceeding, investigation, settlement, schedule of compliance or other restriction under any Environmental Law;

(k)  no Environmental Law imposes any obligation upon Seller arising out of or as a condition of the transactions contemplated by this Agreement or any Transaction Document, including, but not limited to, any requirement to modify or transfer any Permit, any requirement to file any notice or other submission with a Governmental Authority, the placement of any notice, acknowledgement or covenant in any land records or the modification of or provision of notice under any agreement, consent order or consent decree related to any Environmental Law;

(l)  Seller has not assumed, accepted responsibility for or retained, by contract or otherwise, any Liability under any Environmental Law; and

(m) Seller maintains all records and, within the past seven (7) years, has prepared and filed all lists, reports and other information required pursuant to, and has otherwise complied with, TSCA and any and all rules and regulations adopted pursuant thereto with respect to any products manufactured, imported, produced, distributed, sold or leased by Seller. To Seller’s Knowledge all of the products manufactured, imported, produced, distributed, sold or leased by Seller, and all raw materials and intermediates purchased from others used in such products, which were required to be reported to the United States Environmental Protection Agency for listing in the TSCA inventory have been so reported or notified. No report of substantial risk under TSCA has been made by Seller, nor was any such report required in connection with the operation of the Business. To Seller’s Knowledge, Seller has never sold any product containing asbestos, lead, pentachlorophenol, per- or polyfluoroalkyl substances, silica, toluene or benzene and no raw material used by Seller in the manufacture of its products contains or contained asbestos, lead, pentachlorophenol, silica, toluene or benzene.

Schedule 5.25.2 contains an accurate and complete list of: (A) all environmental reports, audits, assessments, correspondence or other documents pertaining to Hazardous Materials or Environmental Law prepared in the past seven (7) years by or for any Shareholder or Seller or in the possession or control of any Shareholder or Seller with respect to the assets or business of Seller (including the Real Property), true and complete copies of which have been provided to Buyer and Real Property Buyer; and (B) all Permits issued to Seller by any Governmental Authority pursuant to any Environmental Law, true and complete copies of which have been provided to Buyer and Real Property Buyer.

5.26        Material Customers and Material Suppliers. Schedule 5.26 sets forth the ten (10) largest customers (the “Material Customers”) and the ten (10) largest suppliers (the “Material Suppliers”) of Seller (and the dollar volumes related thereto), in each case for (a) the twelve (12) month period ended December 31, 2021, (b) the twelve (12) month period ended December 31, 2022, and (c) the ten (10) month period ended October 31, 2023. In the past twelve (12) months, no Material Customer has (i) canceled or otherwise terminated or, To Seller’s Knowledge, made any threats to cancel or otherwise terminate, its relationship with Seller, (ii) materially decreased or, To Seller’s Knowledge, threatened to materially decrease, its purchases from Seller, or (iii) changed or, To Seller’s Knowledge, threatened to change, its payment or pricing terms with respect to Seller or otherwise materially and adversely alter its current agreements, programs or commitments with Seller. In the past twelve (12) months, no Material Supplier has (i) canceled or otherwise terminated or, To Seller’s Knowledge, made any threats to cancel or otherwise terminate, its relationship with Seller, (ii) materially decreased or, To Seller’s Knowledge, threatened to materially decrease, its sales of supplies to Seller, or (iii) raised or, To Seller’s Knowledge, threatened to raise, its prices to Seller or otherwise materially and adversely alter its current agreements, programs or commitments with Seller. Seller has not experienced, and To Seller’s Knowledge, there do not exist, any material quality control or similar problems with the products currently being supplied or on order from the Material Suppliers. There are no pending material disputes between Seller and any of the Material Customers or Material Suppliers.

5.27        No Misrepresentations. Each of the Schedules is complete and correct. None of the financial statements or other documents provided to Buyer, Real Property Buyer, or the Seller Parties’ representations and warranties contained in this Agreement, or the Transaction Documents executed and delivered by Seller Parties contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading. No Seller Party has knowingly provided or made available to Buyer or Real Property Buyer any information that is misleading or inaccurate in any material respect or knowingly withheld from, or failed to disclose to, Buyer or Real Property Buyer any data, documents or other information material to the conduct and operation of the Business or that could result in a Material Adverse Change.

5.28        Brokers. No Person is or will become entitled, by reason of any Contract entered into or made by or on behalf of any Seller Party, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the Transactions.

5.29       Representations and Warranties. Except for those representations and warranties contained in this Agreement (including the contents of the Schedules) or any certificate, instrument or agreement contemplated hereby to which Seller or Shareholder is a party, neither Seller, Shareholder, nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or Shareholder, including any representation or warranty as to the accuracy or completeness of any information, documents or material regarding the Business and the Purchased Assets furnished or made available to Buyer, Real Property Buyer, and their Representatives in any form, or as to the future revenue, profitability, or success of the Business, or any representation or warranty arising from statute or otherwise in Law. For purposes of this Agreement, “Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

SECTION 6
COVENANTS

6.1        Further Assurances. If from time to time after Closing any further action is reasonably necessary or desirable to carry out the purposes of this Agreement and to effect, consummate, confirm or evidence the Transactions, each party will take such further action (including the execution of such further documents and instruments) as any other party may reasonably request. Without limiting the foregoing, the Seller Parties agree to be available for several telephone calls per month at times mutually agreed upon by the Parties for a period of six (6) months after the Closing.

6.2         Service Providers. Seller has terminated the engagement of all of its Service Providers (but excluding any intellectual property ownership or assignment Contracts, noncompetition Contracts or confidentiality Contracts with such Service Providers) effective as of 11:59 p.m. on the day before the Closing Date and hereby waives any applicable restrictions under any Contracts with each such Service Provider that would otherwise prevent Buyer or its Affiliate from hiring such Service Provider. Seller shall pay any amounts or provide any benefits that may be payable or provided to the Service Providers under the Benefit Plans or otherwise arising out of the consummation of the Transactions. Neither Buyer nor any of its Affiliates shall have any Liability under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) for any Service Provider or the “qualified beneficiary” of any Service Provider that does not accept employment with Buyer or its Affiliate. In addition, neither Buyer nor any of its Affiliates shall have any Liability under COBRA for any Service Provider that does accept employment with Buyer or its Affiliate or the “qualified beneficiary” of such Service Provider whose “qualifying event” occurs prior to the date such Service Provider is hired by Buyer or its Affiliate in accordance herewith. The parties hereto acknowledge and agree that all provisions contained in this Section 6.2 are included for the sole benefit of the parties, and that nothing in this Agreement, whether express or implied, shall create any third-party beneficiary or other rights: (a) in any other Person, including any Service Provider (or any dependent or beneficiary thereof), any participant in any Benefit Plan or any ERISA Affiliates; or (b) to continued employment with Buyer or any of its Affiliates.

6.3        Payment of Taxes; Reports and Returns. The Seller Parties shall pay in a timely manner all Taxes resulting from or payable in connection with the sale of the Purchased Assets (“Transfer Taxes”) and shall properly prepare and file all Tax Returns related thereto. Notwithstanding the foregoing, Buyer (and with respect to the Real Property, Real Property Buyer) shall pay any sales tax due upon the sale of the Purchased Assets. Seller shall prepare and file on a timely basis all reports and returns required by Applicable Law relating to the Business as conducted prior to the Closing Date or relating to the Purchased Assets for the period of time such assets are owned by Seller and shall timely pay all applicable Taxes related thereto (whether or not shown on any Tax Return).

6.4        Cooperation; Audits. In connection with the preparation of Tax Returns and Proceedings relating to Taxes, Buyer, Real Property Buyer, and the Seller Parties shall cooperate fully with each other, including furnishing or making available records, personnel, books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims relating to Taxes. Buyer, Real Property Buyer, and the Seller Parties shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the Transactions).

6.5        Use of Name. In order to facilitate Buyer’s and Real Property Buyer’s use of the Purchased Assets, including Seller’s name and branding, immediately following Closing, Seller shall: (a) file an amendment to its articles of incorporation in order to change Seller’s name as contemplated by Section 7.2; (b) make such filings and take such other actions as may be necessary to terminate any trade name reservations or change the name under which it is registered to do business any jurisdiction; and (c) provide Buyer with evidence of any such filings required under this Section 6.5.

6.6        Payment of Retained Liabilities. The Seller Parties shall timely pay or make adequate provision for the payment in full of all of the Retained Liabilities. If any Retained Liabilities are not timely paid or provided for, or if Buyer determines that failure to make any payments will impair Buyer’s (or in the case of the Real Property, Real Property Buyer’s) use of the Purchased Assets or conduct of the Business, then Buyer or Real Property Buyer may, at any time after the Closing Date, elect to make all such payments directly (but shall have no obligation to do so) and shall be indemnified fully therefor by the Seller Parties on a joint and several basis.

6.7        Restrictions on Dissolution and Distributions; Insurance. Seller shall not dissolve or make any distribution of the proceeds received pursuant to this Agreement until the applicable Seller Party has paid, or made adequate provision for the payment of, each of the Retained Liabilities. Further, Seller shall provide to Buyer (or, with respect to the Real Property, to Real Property Buyer), upon reasonable request, information with respect to all occurrence-based liability insurance policies maintained by Seller with respect to the Purchased Assets, the Assumed Liabilities or the Business. Seller will use commercially reasonable efforts to ensure that such insurance will be available to cover the Purchased Assets, the Assumed Liabilities and the Business to the extent any claims are asserted that arise out of the operation of the Business prior to Closing, subject, in each case, to the terms and limitations of such policies (“Pre-Closing Claims”). Seller will provide full cooperation to Buyer and Real Property Buyer in any efforts to avail itself or any of its Affiliates of coverage under any such applicable insurance policies with respect to Pre-Closing Claims.

6.8       Bulk Sales. The parties each waive compliance with bulk sales and similar laws; provided that the Seller Parties shall pay and discharge when due all claims of creditors asserted against Buyer, Real Property Buyer, or the Purchased Assets by reason of such noncompliance and shall promptly take all actions required to remove any Lien that may be placed upon the Purchased Assets by reason of such noncompliance.

SECTION 7
CLOSING DELIVERIES

7.1        Mutual Closing Deliveries. At or prior to Closing, the parties shall, as applicable, deliver or cause to be delivered counterpart signature pages to: (i) this Agreement, (ii) the Bill of Sale and Assignment and Assumption Agreement; (iii) the Escrow Agreement; and (iv) the settlement statement prepared by Real Property Buyer’s title insurance company facilitating the conveyance of the Real Property from Seller to Real Property Buyer.

7.2         Seller Party Closing Deliveries. At or prior to Closing, the Seller Parties shall deliver to Buyer (or, with respect to any deliveries pertaining to the Real Property, to Real Property Buyer), or cause to be delivered to Buyer (or, with respect to any deliveries pertaining to the Real Property, to Real Property Buyer):

(a) the Purchased Assets;

(b) the Closing Certificate;

(c) the third-party Consents listed on Schedule 5.3;

(d) counterpart signature pages to the Restrictive Covenant and Release Agreement, duly executed by each Seller Party;

(e) a certificate from Seller, duly executed by an officer of Seller, certifying: (i) as complete and accurate as of Closing, attached copies of Seller’s charter documents, and (ii) all requisite resolutions or actions approving the sale of the Purchased Assets, approving a change in Seller’s name to a name acceptable to Buyer, terminating Seller’s foreign qualifications and terminating Seller’s trade name reservations, (and will provide a copy of the filing receipt to Buyer of such change in name documents with the appropriate Governmental Authorities once such documents are filed);

(f) a good standing certificate for Seller as of the most recent practicable date from the Secretary of State of New York and from each other state in which Seller is qualified to do business;

(g) (i) a non-foreign person affidavit that complies with the requirements of Code §1445 from Seller, and (ii) a properly completed and executed IRS Form W-9 from Seller;

(h) pay-off letters for the Payable Indebtedness and invoices for the Selling Expenses, in each case, in a form reasonably acceptable to Buyer and Real Property Buyer;

(i) a good and sufficient warranty deed, in form and substance acceptable to Real Property Buyer, conveying fee simple, insurable and indefeasible title to the Real Property to Buyer, free and clear of all Liens whatsoever;

(j) such documentation as may be reasonably required by the title company that is providing Real Property Buyer an owner’s title insurance policy and requested endorsements for the Real Property in order to remove the standard printed exceptions from the ALTA owner’s title insurance policy and Liens, including, but not limited to, a lien waiver, affidavits, conveyance fee statements, indemnities, terminations, satisfactions, releases and payoff letters; and

(k) all other documents reasonably required by Buyer or Real Property Buyer to consummate the Transactions.

7.3        Buyer Closing Deliveries. At or prior to Closing, the Buyer (or, with respect to any deliveries pertaining to the Real Property, to Real Property Buyer) shall deliver to Seller Parties, or cause to be delivered to Seller Parties all other documents reasonably required by Seller Parties to consummate the Transactions.

SECTION 8
INDEMNIFICATION

8.1        Survival. The representations and warranties of the parties in this Agreement and any Transaction Document shall survive Closing for a period of 24 months except as follows: (a) the representations and warranties in Sections 5.1 (Organization and Good Standing), 5.2 (Power and Authority), 5.3(d) (No Conflicts; Consent), 5.4 (Capitalization), 5.7 (Assets) 5.16(b) (Intellectual Property Rights), 5.24 (Real Property), and 5.28 (Brokers) shall survive indefinitely (the foregoing representations and warranties together with those in Section 5.12 (Taxes) are hereinafter referred to as the “Fundamentals”); (b) the representations and warranties in Sections 5.12 (Taxes), 5.19 (Employee Benefits), and 5.20 (Employment Matters) shall survive until 90 days beyond the time by which the applicable statute of limitations (including extensions thereof) bars further actions for claims that would constitute breaches of the representations and warranties in those Sections; and (c) any representation or warranty for which, prior to the 12-month anniversary of the Closing Date or the survival period described in (b) above, any party has been notified in writing of a claim of a breach of such representation or warranty, in which case the Liability for such breach shall continue until it shall have been finally settled, decided or adjudicated as provided hereunder. Any investigation made by a party or knowledge of a party shall not be deemed to affect such party’s reliance on the representations and warranties made by the other party(ies) and shall not be deemed to be a waiver of indemnity as provided herein. For the avoidance of doubt, the Seller Parties’ Liability for Retained Liabilities, breaches of covenants and claims relating to fraud, criminal activity, intentional misrepresentation or intentional misconduct (collectively, “Fraud”) shall survive indefinitely.

8.2        Indemnification by the Seller Parties. In addition to any rights Buyer or Real Property Buyer may otherwise have at law or in equity, each Seller Party, jointly and severally, shall defend, indemnify and hold harmless Buyer and Real Property Buyer and each of their respective managers, directors, officers, employees, agents, consultants, representatives, advisers, shareholders, partners and Affiliates and their respective successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against and pay or reimburse the Buyer Indemnified Parties for any and all Losses resulting from, relating to, or arising directly or indirectly out of: (a) any inaccuracy in or breach of any representation or warranty made by any Seller Party in this Agreement or in any Transaction Document delivered by any Seller Party; (b) any breach of any covenant or obligation of any Seller Party in this Agreement or in any Transaction Document delivered by any Seller Party; (c) any Retained Liabilities; (d) any and all Losses related to, arising out of or caused by the PPP Loans (including, without limitation, any review, audit, dispute, repayment or forgiveness of all or any portion of the PPP Loans, or any Losses imposed as a result of a determination that the PPP Loans were not necessary or the Seller was not eligible to receive the PPP Loans) and/or (e) Fraud by any of the Seller Parties or any specific indemnification matters set forth on Schedule 8.2.

8.3        Indemnification by Buyer and Real Property Buyer. In addition to any rights the Seller Parties may otherwise have at law or in equity, Buyer and Real Property Buyer shall defend, indemnify and hold harmless each Seller Party and its respective successors and assigns (collectively, the “Seller Indemnified Parties”) from and against and pay or reimburse the Seller Indemnified Parties for any and all Losses resulting from, relating to, or arising directly or indirectly out of: (a) any inaccuracy in or breach of any representation or warranty made by Buyer or Real Property Buyer in this Agreement or in any Transaction Document delivered by Buyer or Real Property Buyer, as the case may be; (b) any breach of any covenant or obligation of Buyer or Real Property Buyer in this Agreement or in any Transaction Document delivered by Buyer or Real Property Buyer; and/or (c) any Assumed Liabilities.

8.4        Claims. If any Proceedings shall be instituted or asserted by any third party in respect of which one of the Indemnified Parties may be entitled to indemnity hereunder, one or more of the Indemnified Parties will give the Indemnifying Parties written notice thereof and copies of any documents in its possession that relate to such third-party Proceeding. The Indemnifying Parties shall have the right, at their option and expense, to participate in the defense of such Proceeding or claim, but not to control the defense or settlement thereof, which control shall at all times rest with the Indemnified Party. A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought and shall be paid promptly after such notice. A delay in giving notice to the Indemnifying Parties shall only relieve the Indemnifying Parties of Liability to the extent the Indemnifying Parties suffer actual prejudice because of the delay by the Indemnified Parties.

8.5        Right to Offset. Each of Buyer and Real Property Buyer shall have the right to offset any claims for (i) indemnification, and/or (ii) for satisfying any Seller Deficiency Amount and/or any Retained Liability, and/or (iii) against any Seller Party arising out of any violation by any Seller Party of any common law or statutory obligation against Buyer, Real Property Buyer, and/or any of their respective Affiliates, by decreasing any payment that would be otherwise payable to the Seller Parties under this Agreement or any other agreement between Buyer, Real Property Buyer, and/or any of their respective Affiliates, on the one hand, or any Seller Party or its Affiliates, on the other hand, in such order and manner as Buyer or Real Property Buyer determines; provided that any claims not so satisfied in full shall continue until satisfied in full. The exercise of such right by Buyer or Real Property Buyer in good faith, whether or not ultimately determined to be justified, will not constitute an event of default under this Agreement or any other applicable agreement. Such right to offset will be in addition to and not in lieu of any other rights or remedies that may be available to Buyer and/or Real Property Buyer at law or in equity.

8.6        Indemnity Holdback. The Indemnity Holdback shall serve as the non-exclusive source of security for the Seller Parties’ indemnification obligations pursuant to Section 8.2. Within five Business Days following the 12-month anniversary of the Closing Date (the “Expiration Date”), the parties shall jointly instruct the Escrow Agent in writing, in its capacity as escrow agent, to release the full amount of the funds remaining in the Indemnity Holdback less the aggregate dollar amount of claims for Losses made by any Indemnified Party pursuant to Section 8.2 (the “Aggregate Outstanding Claims”) that are then outstanding and unresolved (such amount of the retained Indemnity Holdback, as it may be further reduced after the Expiration Date by distributions to Seller as set forth below and recoveries by an Indemnified Party, the “Retained Amount”). In the event and to the extent that after the Expiration Date any outstanding claim made by any Indemnified Party pursuant to Section 8.2 for a Loss is resolved for any amount less than what was retained for such claim at the Expiration Date, then the parties shall jointly instruct the Escrow Agent, to distribute to Seller an aggregate amount of the Retained Amount equal to such difference; provided, however, that such distribution shall only be made to the extent that the Retained Amount remaining after such distribution would be sufficient to cover the amount of the Aggregate Outstanding Claims that are still unresolved at such time. In the event and to the extent that after the Expiration Date any outstanding claim made by any Indemnified Party pursuant to Section 8.2 for a Loss is resolved in favor of such Indemnified Party, such Indemnified Party shall be entitled to recover an amount equal to the amount of the outstanding claim resolved in favor of such Indemnified Party.

SECTION 9
CERTAIN OTHER AGREEMENTS

9.1        Access to Records. Each party agrees to provide the other parties with reasonable access, during normal business hours and upon reasonable prior notice, and at the expense of the requesting party, to all relevant documents and records that may be needed by such party for purposes of (a) the determination or enforcement of rights and obligations under this Agreement, (b) compliance with the requirements of any Governmental Authority, (c) the determination or enforcement of the rights and obligations hereunder of any Indemnifying Party or Indemnified Party or (d) in connection with any actual or threatened Proceeding against any third party.

9.2         Consents Not Obtained at Closing.

(i)

To the extent any Contract that was purportedly assigned by Seller in connection with the Closing is not capable of being assigned without the consent or waiver of the other party thereto or any third party (including any Governmental Authority), or if such assignment or attempted assignment would constitute a breach thereof or a violation of any Law or Order, neither this Agreement nor the Bill of Sale, nor the Assignment and Assumption Agreement shall constitute an assignment or an attempted assignment of such Contract. After the Closing, Seller shall use all commercially reasonable efforts, and Buyer shall cooperate with Seller at Seller’s expense, to obtain any consents and waivers necessary to convey to Buyer all Contracts intended to be included in the Purchased Assets.

(ii)

If any such consent or waiver is not validly obtained with respect to any Contract as described in Section 5.3, the Bill of Sale and the Assignment and Assumption Agreement shall constitute an equitable assignment by Seller to Purchaser of all of Seller’s rights, benefits, title and interest in and to such Contract, to the extent permitted by Law, and Buyer shall be deemed to be Seller’s agent for the purpose of completing, fulfilling and discharging all of Seller’s rights and Liabilities arising after the Closing under such transferred Contract, and Seller shall take all necessary steps and actions to provide Buyer with the benefits of such transferred Contract.

SECTION 10
MISCELLANEOUS

10.1       Expenses. Except to the extent otherwise specifically provided herein, each party will be responsible for the fees and expenses it incurs in connection with the Transactions. The Seller Parties shall pay all fees and expenses incident to the Transactions which are incurred by the Seller Parties or their representatives or are otherwise expressly allocated to the Seller Parties.

10.2        Press Releases and Announcements. Following Closing, no Seller Party shall make any public disclosure or comment regarding the specific terms of this Agreement (including any reference to Purchase Price or multiples) or the Transactions without the prior approval of Buyer and Real Property Buyer, except as may be required by Applicable Law or as is reasonably necessary to enforce any rights under this Agreement. Buyer, Real Property Buyer and their respective Affiliates may make such disclosures as each may consider necessary in order to satisfy their legal or contractual obligations to their lenders, shareholders, investors or other interested parties, or for general marketing purposes.

10.3        Notices. Any notice to be given or delivered pursuant to this Agreement shall be ineffective unless given or delivered in writing, and shall be given or delivered in writing as follows:

If to Buyer or Real Property Buyer:	Heany Industries, LLC c/o Crawford United Corporation 10514 Dupont Avenue Cleveland, Ohio 44108 Attention: Brian Powers; Jeff Salay Email: bpowers@crawfordunited.com; jsalay@crawfordunited.com

with a copy to:	Calfee, Halter & Griswold LLP 1405 East Sixth Street Cleveland, Ohio 44114 Attention: Terrence F. Doyle Email: tdoyle@calfee.com

If to any Seller Party:	S. Scott Zolnier 4714 Lower River Road Lewiston, New York 14092 Email: zolnier1@gmail.com

with a copy to:	McConville Considine Cooman & Morin P.C. 300 Meridian Centre, Suite 110 Rochester, New York 14618 Attention: Michael McConville; Letty Laskowski Email: mmcconville@mccmlaw.com; LLaskowski@mccmlaw.com or in any case, to such other address for a party as to which notice shall have been given to Buyer, Real Property Buyer, and the Seller Parties in accordance with this Section 10.3. Notices so addressed shall be deemed to have been duly given (i) on the third Business Day after the day of registration, if sent by registered or certified mail, postage prepaid, (ii) on the next Business Day following the documented acceptance thereof for next-day delivery by a national overnight air courier service, if so sent, or (iii) if given by electronic mail transmitted delivery receipt requested, upon receipt of a delivery receipt, if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient. Otherwise, notices shall be deemed to have been given when actually received at such address.

10.4        Governing Law; Jurisdiction and Venue; WAIVER OF JURY TRIAL. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the choice-of-laws or conflicts-of-laws provisions thereof. Each party hereto agrees that any Proceeding relating to this Agreement brought by the Buyer or Real Property Buyer shall be brought solely in a state or federal court of competent jurisdiction located in Monroe County, New York and all objections to personal jurisdiction and venue in any Proceeding so commenced are hereby expressly waived by all parties hereto. Each party hereto agrees that any Proceeding relating to this Agreement brought by the Seller Parties shall be brought solely in a state or federal court of competent jurisdiction located in Cuyahoga County, Ohio and all objections to personal jurisdiction and venue in any Proceeding so commenced are hereby expressly waived by all parties hereto. The parties waive personal service of any and all process on each of them and Consent that all such service of process shall be made in the manner, to the party and at the address set forth in Section 10.3, and service so made shall be complete as stated in such Section. The Seller Parties expressly acknowledge the notice and service of process to Seller for each of them in accordance with Section 10.3 and this Section 10.4. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING FROM ANY SOURCE, INCLUDING THE CONSTITUTION OF THE UNITED STATES OR ANY STATE THEREIN, COMMON LAW OR ANY APPLICABLE LAW. EACH PARTY HERETO ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY WAIVING ITS RIGHT TO DEMAND A TRIAL BY JURY.

10.5        Specific Performance. Each party hereto agrees that irreparable and continuing damage would occur and the parties hereto would not have an adequate remedy at law if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each party hereto agrees that only for the purpose of seeking relief under this Section 10.5 and without waiving any remedy under this Agreement, each party hereto shall be entitled to, in any court of competent jurisdiction, an interim order to enforce the terms and provisions of this Agreement by decree of specific performance or to obtain injunctive relief against any breach or threatened breach of this Agreement that may cause irreparable damage without the requirement of posting any bond or other indemnity, and each party hereto agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement, and to specifically enforce the terms of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement.

10.6        No Third-Party Beneficiaries. This Agreement (other than Section 8.2 with respect to Indemnified Parties) shall not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

10.7        Entire Agreement. This Agreement and the Transaction Documents are the exclusive statement of the agreement among the parties concerning the subject matter hereof. All negotiations, disclosures, discussions and investigations relating to the subject matter of this Agreement are merged into this Agreement and the Transaction Documents, and there are no representations, warranties, covenants, understandings, or agreements, oral or otherwise, relating to the subject matter of this Agreement, other than those included herein or in the agreements and documents referred to in this Agreement or in the Transaction Documents.

10.8       Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Notwithstanding the foregoing, Buyer and Real Property Buyer may assign any of their respective rights or delegate any of their respective duties under this Agreement to any Affiliate of Buyer, and Buyer and Real Property Buyer may assign their respective rights, but not their respective obligations, under this Agreement to any of its financing sources. Buyer, Real Property Buyer, and their respective successors and assigns may assign their rights and obligations under this Agreement in connection with a transfer of all or substantially all of the assets of Buyer, Real Property Buyer or the Business.

10.9        Waivers; Severability. No waiver hereunder shall be valid unless the same shall be in writing and signed by all of the parties giving the waiver. No waiver by any party of any default, misrepresentation or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

10.10        Modification. No amendment, modification, or waiver of this Agreement or any provision hereof, including the provisions of this sentence, shall be effective or enforceable as against a party hereto unless made in a written instrument that specifically references this Agreement and that is signed by the party waiving compliance.

10.11        Construction; Incorporation of Schedules. The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The word “including” shall mean “including, without limitation” or “including, but not limited to”. The phrases “made available”, “provided to”, “delivered to” or similar phrases as used in this Agreement shall mean that the subject documents were either posted to the Data Room or delivered to Buyer at least three Business Days prior to the Closing Date. The Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

10.12        Time Periods. Any action required hereunder to be taken within a certain number of days shall, except as may otherwise be expressly provided herein, be taken within that number of calendar days; provided, however, that if the last day for taking such action falls on a Saturday, a Sunday, or a U.S. federal legal holiday, the period during which such action may be taken shall automatically be extended to the next Business Day.

10.13        Counterparts; Delivery. This Agreement may be executed and delivered in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. A facsimile or other electronic copy of a signature shall be deemed an original for purposes of this Agreement.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Closing Date.

BUYER:
HEANY INDUSTRIES, LLC
By:	/s/ Brian E. Powers
Brian E. Powers, President

REAL PROPERTY BUYER:
249 BRIARWOOD LANE LLC

By:	/s/ Brian E. Powers
Brian E. Powers, President

SELLER:
HEANY INDUSTRIES, INC.

By:	/s/ S. Scott Zolnier
S. Scott Zolnier, President

SHAREHOLDER:

/s/ S. Scott Zolnier
S. Scott Zolnier

[Signature Page to Asset Purchase Agreement]

Exhibit A

Definitions

“Affiliate” means, as to any Person, any other Person that: (a) directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person; or (b) is a relative by blood or marriage of any such Person.  For purposes of this definition, “control” of any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract, or otherwise.

“Applicable Law” means, with respect to any Person, any and all federal, national, state, regional, local, municipal or foreign laws, common law, statutes, rules, regulations, codes, ordinances, franchises, licenses, permits, or Orders, which are or may be applicable to such Person.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement, dated as of the Closing Date, by and between Buyer and Seller, in a form acceptable to Buyer.

“Benefit Plan” means any welfare plan (ERISA §3(1)), deferred plan (ERISA §2(2)), ERISA plan (Title IV of ERISA or Code §412), pension plan (ERISA §3(2)) and any other similar Contract or plan at any time maintained for the benefit of any Service Provider, or otherwise maintained by or contributed to by Seller or with respect to which it has any Liability, whether or not subject to ERISA, whether or not funded, and whether or not terminated.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in Rochester, New York are authorized or obligated by Applicable Law to close.

“Closing Working Capital” means the Working Capital as of 12:01 a.m. Eastern Time on the Closing Date. “Closing Indebtedness” means the Indebtedness as of immediately prior to Closing.

“Code” means the Internal Revenue Code of 1986, as amended, and all rules and regulations promulgated thereunder. “Consent” means any approval, consent, ratification, waiver, or other authorization of any Person.

“Contract” means any commitment, understanding, arrangement, lease, pledge, permit, mortgage, indenture, note, bond, license, agreement, purchase or sale order, promise or similar arrangement, whether written or oral.

“Data Room” means the electronic document site hosted by Seller’s counsel on behalf of the Seller Parties containing as of three Business Days before the Closing Date the documents relating to Seller and the Transactions.

“Disposal,” “Storage” and “Treatment” shall have the meanings assigned them in the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et. seq. (“RCRA”) or any similar state or local Applicable Law, provided, however, that such terms shall be applied to all “Hazardous Materials,” not solely to “hazardous waste,” as defined in RCRA.

“Environmental Law” means U.S. federal, national, state and local statutes, regulations, ordinances, codes, published guidelines and policies, directives and orders (including all amendments thereto) pertaining to environmental matters (which includes air, water vapor, surface water, groundwater, soil, natural resources, chemical use, health, safety and sanitation), including the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Safe Water Drinking Act, the Toxic Substance Control Act and the Occupational Safety and Health Act.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“First PPP Loan” means any and all obligations for borrowed money or funded indebtedness (including obligations in respect of principal, accrued interest, any applicable prepayment charges or premiums and any unpaid fees, expenses or other monetary obligations in respect thereof) associated with that certain loan in the original principal amount of $474,800.00 obtained by Seller from the PPP Lender under the Paycheck Protection Program promulgated under the CARES Act.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Government Contract” means (i) any Contract, including prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind, or (ii) or any bid made which, if accepted, would result in a Contract, between Seller, on the one hand, and (a) any Governmental Authority, (b) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (c) any subcontractor at any tier with respect to any Contract of a type described in clauses (a) or (b) above.

“Governmental Authority” means any foreign, federal, state, regional or local authority, agency, body, court or instrumentality exercising executive, legislative, judicial, regulatory or administrative functions.

“Hazardous Materials” means: (a) any flammable, ignitable, corrosive, reactive, radioactive, explosive, chemical, hazardous, toxic or dangerous substance, product, liquid, pollutant, contaminant, waste or other regulated material; (b) asbestos, asbestos containing materials; (c) oil and petroleum based products and natural gas, natural gas liquids; (d) liquefied natural gas, and synthetic gas usable for fuel; and (e) industrial process and pollution control wastes, whether or not hazardous within the meaning of the Federal Resource Conservation and Recovery Act.

“Indebtedness” means, in regard to Seller, as at any date of determination thereof (without duplication): (a) all obligations for borrowed money or funded indebtedness or issued in substitution for or exchange for borrowed money or funded indebtedness (including obligations in respect of principal, accrued interest, any applicable prepayment charges or premiums and any unpaid fees, expenses or other monetary obligations in respect thereof); (b) any indebtedness or other obligation (economic, indemnification or otherwise) evidenced by any mortgage, note, bond, debenture, asset or equity purchase agreement, or other debt security (including any notes, deferred purchase price, earnout payments or contingent obligations related to the acquisition of a business); (c) letters of credit or surety bonds (but only to the extent such letters of credit or surety bonds have been drawn upon and then only the outstanding amount required to be paid due to such draws); (d) any lease obligations required to be capitalized in accordance with GAAP; (e) all obligations for reimbursement then required to be made of any obligor on any banker’s acceptance, letters of credit or similar transactions; (f) all earned (whether accrued or not) (i) incentive compensation amounts, (ii) bonus amounts, (iii) sales person commission amounts, (iv) deferred compensation liability amounts (including any such Liability relating to any profit sharing plan), (v) vacation or PTO obligations owed to Service Providers, and (vi) defined benefit or contribution plan liabilities that have been or should have been accrued for, or are payable to the employees (and not earned as a result of Transactions); (g) all obligations for the deferred purchase price of property and all conditional sale obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business); (h) any obligations with respect to the termination of any interest rate hedging or swap agreements; (i) any obligations with respect to the Dense Vertical Microcrack development initiative, including Seller’s arrangement to provide discounted LEAP 1.0 parts to Enjet; (j) all obligations of the type referred to in clauses (a) through (i) of any Person for the payment of which the applicable Person is responsible or liable, directly or indirectly, as guarantor, obligor, surety or otherwise; (k) obligations of the type referred to in clauses (a) through (j) of other Persons secured by any Lien on any Purchased Asset, but only to the extent of the value of the property or asset that is subject to such Lien; and (l) obligations of the type referred to in clauses (a) through (k) owed by such Person to an Affiliate of such Person or vice versa.

“Intellectual Property Rights” means all rights arising from or in respect of any of the following in any jurisdiction throughout the world: (a) patents, patent applications, patent disclosures and inventions, including any continuations, divisionals, continuations-in-part, renewals and reissues for any of the foregoing; (b) internet domain names, email addresses, and social media account or user names (all associated web addresses, URLs, websites and web pages, and all content and data thereon or relating thereto), trademarks, service marks, service names, trade dress rights, trade names, brand names, slogans and logos and registrations and applications for registration thereof, together with all of the goodwill associated therewith; (c) copyrights (registered or unregistered) and registrations and applications for registration thereof, including copyrights in mask works and registrations and applications for registration thereof; (d) any intellectual property rights in computer software, data, data bases and documentation thereof; and (e) trade secrets and other confidential and proprietary information (including ideas, inventions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information).

“IRS” means the Internal Revenue Service.

“Liability” and “Liabilities” means any responsibility, obligation, duty, commitment, claim or liability, whether known or unknown, accrued, absolute, contingent or otherwise.

“Lien” means any lien, charge, condition, easement, adverse claim, right of first refusal, restriction, mortgage, security interest, option, pledge, title defect or any other restriction of any kind, nature or description whatsoever, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, or any other encumbrance of any kind, nature or description whatsoever.

“Losses” means any and all damage (including incidental, consequential, special or indirect (including loss of revenue, diminution in value and based on any type of multiple), and punitive), obligation, payment, cost, expense, injury, judgment, penalty, fine, fee, Tax, interest or other loss of any kind or nature whatsoever (including costs of preparation, investigation, prosecution or defense of Proceedings and the settlement thereof, reasonable attorneys’, experts’, consultants’ and accountants’ fees in connection therewith, and amounts paid in settlement and judgments), and any damages or amounts of any kind payable to third parties that may be imposed or otherwise incurred.  The determination of the amount of the Losses and determining whether a breach of a representation or warranty has occurred hereunder with respect to such Losses shall be made without regard to materiality, Material Adverse Change or other similar qualifications.

“Lower Band” means $1,900,000.00.

“Material Adverse Change” means any change, event or occurrence that individually or in the aggregate has had, or could be reasonably likely to have, a material adverse effect upon Seller’s assets, business, operations, business prospects or condition (financial or otherwise).

“Material Contracts” means each of the following, whether oral or written: (a) all Contracts requiring payments, or potential payments, to or from Seller in the aggregate in excess of $25,000.00 on an annual basis; (b) all Contracts of Seller with a remaining term in excess of six months; (c) all loan, financing, security, guaranty or other Contracts evidencing or relating to Indebtedness or Liens on the Purchased Assets; (d) all Contracts relating to Benefit Plans; (e) all management, employment, severance, confidentiality, noncompetition or agency Contracts of Seller; (f) all labor Contracts and collective bargaining Contracts of Seller; (g) all Contracts containing covenants that (i) limit or purport to limit Seller’s ability to engage in any line of business or to compete with any Person or restrict it from disclosing any information, or (ii) provide for a “most-favored nation” pricing agreement, special warranties, rebate arrangements, cooperative arrangements, mark-down arrangements, penalty provisions related to nonperformance of service requirements, agreements to take back or exchange goods, consignment arrangements or similar understandings with a customer or supplier of Seller; (h) all Contracts relating to Intellectual Property Rights of Seller; (i) all Contracts with dealers, distributors or sales representatives of Seller; (j) all Contracts pursuant to which Seller leases Service Providers, real property or personal property; (k) all Tax-sharing Contracts to which Seller is a party; (l) all Contracts entered into outside of the ordinary course of business; (m) all Government Contracts; (n) all Contracts with any Material Customer; (o) all Contracts pursuant to, or under which Shareholder or any directors, officers or managers of Seller, or any Affiliate of any of the foregoing (i) provides or causes to provide any assets, services or facilities used in or is useful to the Business, or (ii) receives any assets, services or facilities from Seller.

“Order” means any order, injunction, judgment, decree, ruling, assessment, or arbitration award of any Governmental Authority or arbitrator.

“PPP Lender” means Five Star Bank.

“PPP Loans” means, collectively, the First PPP Loan and the Second PPP Loan.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority.

“Personal Data” means information that directly or indirectly identifies an individual or can be used to authenticate an individual.

“Proceeding” means any action, claim, arbitration, mediation, audit, hearing, investigation, examination, litigation, or suit (whether civil, criminal, administrative, judicial, or investigative) that is or could be commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority, arbitrator or mediator.

“Release” means any direct or indirect release, spill, pumping, pouring, emission, emptying, discharge, dispersal, injection, placing, escape, leaking, leaching, migration, dumping, deposit or Disposal on or into any building, facility or the environment, whether intentional or intentional.

“Restrictive Covenant and Release Agreement” means the Restrictive Covenant and Release Agreement, dated as of the Closing Date, by and among Buyer and the Seller Parties, in a form acceptable to Buyer.

“Second PPP Loan” means any and all obligations for borrowed money or funded indebtedness (including obligations in respect of principal, accrued interest, any applicable prepayment charges or premiums and any unpaid fees, expenses or other monetary obligations in respect thereof) associated with that certain loan in the original principal amount of $474,820.00 obtained by Seller from the PPP Lender under the Paycheck Protection Program promulgated under the CARES Act.

“Selling Expenses” means (whether or not disclosed): (a) the aggregate fees and expenses owed by any Seller Party related to the Transactions, including all fees and expenses associated with (i) legal, accounting, Tax, management, investment banking or other counsel, (ii) obtaining approvals, consents and waivers from a Governmental Authority that arise as a result of the consummation of the Transactions, and (iii) obtaining the release and termination of Liens on the Purchased Assets; and (b) any unpaid change in control, severance or similar payment obligations of Seller, including any employer portion of all social security, Medicare, unemployment and other similar employment Taxes that Seller incurs with respect thereto.

“Service Provider” means an employee or independent contractor utilized by the Business at any time on or prior to the Closing Date.

“Tax” or “Taxes” means any federal, state, local  or foreign income, gross receipts, license, payroll, employment, FICA, withholding, excise, severance, stamp, occupation, premium, windfall profits, customs duties, capital stock, franchise, profits, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or unclaimed property or other tax, assessment, fee, duty or charge of any kind whatsoever imposed by any Governmental Authority, including any interest, penalty, or addition thereto, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the tax liability of any other Person by reason of Contract, assumption, transferee liability, operation of Applicable Law, Treasury Regulations §1.1502-6 (or any predecessor or successor thereof, or any analogous or similar provision under Applicable Law), or otherwise.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and any amendment thereof.

“Taxing Authority” means any Governmental Authority exercising any regulatory or taxing authority thereunder having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

“To Seller’s Knowledge” means (a) the actual knowledge of Shareholder, Bryan Roberts, Cliff Rabidoux, and Joan Smith, and (b) the knowledge that Shareholder would have after reasonable inquiry of (i) Seller’s books and records and (ii) such individual’s direct reports.

“Transaction Documents” (other than this Agreement) means the Bill of Sale, the Assignment and Assumption Agreement, the Restrictive Covenant and Release Agreement, the Escrow Agreement and the other documents required to be delivered by any party in connection with the Transactions.

“Transactions” means the transactions contemplated by this Agreement.

“TSCA” means the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq., as amended, and any and all rules and regulations adopted pursuant thereto. “Upper Band” means $2,100,000.00.

“Working Capital” means: (a) the sum of the current assets of Seller specifically listed by account on the Working Capital Example (defined below and set forth on Schedule 2.6); minus (b) the sum of the current liabilities of Seller specifically listed by account on the Working Capital Example, in all cases calculated in accordance with GAAP (except as modified by the Accounting Principles and Policies), consistently applied.